Exhibit A


                        Logansport Financial Corporation
                  Governance and Nominating Committee Charter

Purpose

The Governance and Nominating Committee is appointed by the Board of Directors to:

     o    identify individuals qualified to become board members; and

     o select, or recommend that the Board select, the director nominees for the next annual meeting of shareholders.

Committee Membership

The Committee will be composed entirely of directors who satisfy the definition of "independent" under the listing standards of The Nasdaq Stock Market (Nasdaq). The Committee members will be appointed by the Board annually and may be removed by the Board in its discretion. No Committee member shall vote on his or her own nomination to serve on the Board of Directors for an additional term. The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate, provided the subcommittees are composed entirely of independent directors.


Meetings

The Committee shall meet as often as its members deem necessary to perform the Committee's responsibilities.


Committee Authority and Responsibilities

The Committee will have the authority, to the extent it deems necessary or appropriate, to retain a search firm to be used to identify director candidates. The Committee shall have sole authority to retain and terminate any such search firm, including sole authority to approve the firm's fees and other retention terms. The Committee shall also have authority, to the extent it deems necessary or appropriate, to retain other advisors. The Company will provide for appropriate funding, as determined by the Committee, for payment of compensation to any search firm or other advisors employed by the Committee.

The Committee, to the extent it deems necessary or appropriate, will:

     o    Identify individuals qualified to become members of the Board.

     o Select, or recommend to the Board, director nominees to be presented for shareholder approval at the annual meeting.

     o Recommend to the Board director nominees to fill vacancies on the Board in the interval between annual meetings of the Company's shareholders.

     o Make recommendations to the Board regarding the size and composition of the Board and develop and recommend to the Board criteria (such as, independence, experience relevant to the needs of the Company, leadership qualities, diversity and ability to represent the shareholders) for the selection of individuals to be considered as candidates for election to the Board.

     o Make sure director nominees satisfy any director qualification requirements in the Company's articles of incorporation or bylaws.

     o Consider shareholder nominations of directors consistent with the requirements of the Company's articles of incorporation and bylaws, and recommend to the Board of Directors actions to be taken with respect to such nominations.